

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 3, 2016

Anant Bhalla
Chief Financial Officer
Brighthouse Financial, Inc.
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

   Re: Brighthouse Financial, Inc.
     Form 10-12B
     Filed October 5, 2016
     File No. 001-37905

Dear Mr. Bhalla:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1 – Information Statement

Summary

The Distribution, page 13

1. Please include a question and answer relating to whether MetLife can decide to cancel the distribution of Brighthouse common stock even if all the conditions have been met.

2. We note your disclosures on pages 64 and 85 that you intend to incur substantial indebtedness in connection with the separation and will use a significant portion of the proceeds to pay a dividend to MetLife. Please provide information about this financing arrangement including the amount you intend to borrow and the amount that you intend to pay to MetLife.

Summary Risk Factors, page 18

3. Please revise the description of your strengths, strategy and risks factors to ensure a balanced presentation. The risk factor discussion should be as prominent in detail and presentation as the discussion of your strengths and strategy. Please relocate the risk factor discussion to immediately follow the discussion of your strengths, expand each bullet to provide additional detail and highlight any risks relating to the spin-off and changes to your business by addressing them first.

Risk Factors

We will incur significant indebtedness in connection with the separation…, page 31

4. Please quantify the significant indebtedness. Similarly, revise "We will incur substantial indebtedness in connection with the separation, and the degree to which we will be leveraged following completion of the distribution and separation may materially and adversely affect our results of operations and financial condition."

5. If you do not have a loan commitment, please disclose the possibility that you might not be able to enter into an unsecured credit facility on acceptable terms.

We may experience difficulty in marketing and distributing products through our distribution channels, page 57

6. We note your statement that a significant distributor has elected to suspend their distribution relationships with you. Please identify the distributor and provide additional disclosure about the impact that this has had or is expected to have on your operations.

The Separation and Distribution

Reasons for the Distribution, page 68

7. Please revise your disclosure to discuss how the distribution will impact MetLife's potential redesignation as a non-bank systemically important financial institution and the applicability of the DOL Fiduciary Rule.

Conditions to the Distribution, page 71

8. Please clarify if you are able to waive any of the conditions. If you are, please identify the conditions that are subject to waiver.

Brighthouse, page 82

9. Please expand your discussion to identify and quantify the MetLife liabilities you intend to assume

Recapitalization, page 85

10. We note the tabular presentation of your planned financing and other capital transactions expected to occur before or at the time of the distribution. Please tell us your consideration of including unaudited pro forma financial statements in your filing to give effect to these transactions, as well as the eventual distribution of Brighthouse common stock. Refer to Article 11 of Regulation S-X.

Summary of Critical Accounting Estimates

Liability for Future Policy Benefits, page 94

11. You disclose that during the second quarter of 2016, MetLife accelerated its annual review of actuarial assumptions for its U.S. retail variable annuity business in light of the availability of a larger body of cumulative actual experience data than had been previously available. As a result of this review, you made changes to certain contract holder behavior and long-term economic assumptions. These updates resulted in a substantial charge ($1.7 billion, net of DAC and income tax) to earnings as well as shift in your accounting treatment for certain variable annuity guarantees from accrual-based insurance liabilities to fair value-based embedded derivatives. Please provide us with the following additional information:
   - Describe the new data that became available to you and explain why this data was unavailable prior to the second quarter of 2016;
   - Explain why the new data only accelerated the review of your variable annuities and no other products;
   - Describe in greater detail the changes you made to contract holder behavior and long-term economic assumptions and the drivers of those changes (i.e. what specific consumer behavior/long-term economic outlook changed from your prior actuarial review and how did those changes specifically impact your assumptions concerning annuitization, lapses and withdrawals and risk margins);
   - Provide us with an analysis, citing relevant accounting guidance, supporting your determination that fair value-based embedded derivative accounting is now appropriate for these types of contracts, considering the changes in assumptions; and
   - Tell us why you refer to this as a shift in your accounting. Provide us an analysis as to whether or not it represents an accounting change pursuant to ASC 250 and, if so, the type of change and how your accounting and disclosure complies with ASC 250.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2016 Compared with the Six Months Ended June 30, 2015

GMLB Riders Liabilities, page 139

12. You disclose the unfavorable change in the carrying value of the GMLB Rider liabilities decreased income (loss) before provision for income tax by $4.9 billion ($3.2 billion net of tax) primarily due to 1) changes in actuarial assumptions related to rider utilization 2) the impact from a decline in long-term interest rates during the period and 3) a favorable change from the impact of adjustments related to nonperformance risk and risk margin. Please revise to separately quantify the impact each of these items had on your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

GMLB Riders Actuarial Assumption Review, page 140

13. You disclose in this section that the annual assumption review is included in the amounts discussed above. However, you disclose under GMLB Riders Liabilities that the related amounts exclude the impact of the actuarial assumption review. Please revise for clarification.

14. Please tell us your consideration of disclosing the changes in your contract holder behavior/long-term economic assumptions and aforementioned accounting shift, as a known trend that is reasonably expected to have a material unfavorable impact on total revenues. Refer to Item 303(a)(3) of Regulation S-K.

Rating Agencies, page 176

15. We note your statement that in connection with the separation, rating agencies are expected to update the insurer financial strength ratings of your insurance company subsidiaries and assign credit ratings to your parent company. To the extent that you have experienced any rating changes or there are outstanding credit alerts or watches that may precede a rating change, please expand your disclosure to describe these events and discuss how these could affect liquidity, collateral calls on reinsurance or derivative contracts and the ability to write new policies. Please also include such information in the risk factor captioned, "A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and materially affect our financial condition and results of operations."

Business

Third-Party Reinsurance, page 232

16. To the extent you are substantially dependent on any of your reinsurance agreements, please file them as exhibits.

Compensation of Executive Officers and Directors, page 253

17. We note your disclosure on page F-137 that your employees participate in MetLife's stock compensation plans, the costs of which have been allocated to you and recorded in your statement of income. Please expand your disclosure to describe the effect that the separation and distribution will have on these stock compensation plans.

Financial Statements

Notes to Combined Financial Statements

1. Business, Basis of Presentation, and Summary of Significant Accounting Policies, page F-12

18. It appears from your disclosures on pages 79 and 91 that the formation of Brighthouse as the eventual standalone parent company will be effective upon completion of the spin-off from MetLife and the newly-formed Brighthouse entity has no business transactions or activities and does not yet hold any of the certain assets and liabilities of the MetLife's Retail and Corporate Benefit Funding segments. As such, tell us:
    - Why it is appropriate to label the combined financial statements as Brighthouse Financial Inc. and Related Companies;
    - Why it is appropriate to refer to the historical results presented in the summary and selected combined historical financial information/data as Brighthouse; and
    - Why it is appropriate to include the results of operations, financial condition, and cash flows of Brighthouse Inc. in the combined historical financial statements, when it was not incorporated until August 1, 2016.

Investments, Fixed Maturity and Equity Securities, page F-19

19. You disclose that interest income is recognized using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Please revise your amortization policy to clarify the period over which you amortize (ex: contractual or estimated lives of securities).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Benjamin Nixon
        Willkie Farr & Gallagher LLP